                              RODMAN & RENSHAW, LLC
                           1270 AVENUE OF THE AMERICAS
                                   16TH FLOOR
                            NEW YORK, NEW YORK 10020

                                          April 11, 2006


VIA EDGAR AND TELECOPY
Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
Washington DC 20549
Attention:  Duc Dang

RE: ASIA AUTOMOTIVE ACQUISITION CORPORATION (THE "COMPANY") REGISTRATION STATEMENT ON FORM S-1 ORIGINALLY FILED AUGUST 22, 2005 (FILE NO. 333-127755) ( THE "REGISTRATION STATEMENT")


Ladies and Gentlemen:

         In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Asia Automotive Acquisition Corporation, hereby advises that copies of the Preliminary Prospectus, dated February 21, 2006, were distributed on or about February 24, 2006, as follows:

                  250 to individual investors;

                  5 to NASD members; and

                  150 to institutions.

         The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated February 21, 2005, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a "firm commitment" offering.

                                             Very truly yours,

                                             RODMAN & RENSHAW, LLC

                                             By:  /s/ Jim Sundstrom
                                                 ----------------------
                                                  Jim Sundstrom
                                                  Managing Director